BB 3/16



07004385

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X -17A-5
PART III

SEC FILE NUMBER
8-65427

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2006** (MM/DD/YY) AND ENDING **12/31/2006** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Wellstone Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6030 Bethelview Road, Suite 101
(No. and Street)

Cumming	**Georgia**	**30040**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yvonne Grant **(678) 513-7889**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLP
(Name – *if individual, state last, first, middle name*)

235 Peachtree Street, NE, Suite 1800	**Atlanta**	**Georgia**	**30303**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 1 9 2007 E
THOMSON
FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, **Yvonne Grant,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Wellstone Securities, LLC**, as of **December 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY
PUBLIC
05-16-08
FULTON COUNTY, GA

Signature

Financial and Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wellstone Securities, LLC (A Wholly Owned Subsidiary of the African American Church Growth Foundation, Inc.)

Financial Statements and
Supplemental Schedule

December 31, 2006 and 2005

(with Independent
Accountants' Report thereon)





Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member
Wellstone Securities, LLC

We have audited the accompanying balance sheets of Wellstone Securities, LLC (the "Company"), a wholly owned subsidiary of the African American Church Growth Foundation, Inc., as of December 31, 2006 and 2005, and the related statements of operations and member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

PORTER KEADLE MOORE, LLP

Atlanta, Georgia
February 20, 2007

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

WELLSTONE SECURITIES, LLC
(A Wholly Owned Subsidiary of the African American Church Growth Foundation, Inc.)

Balance Sheets

December 31, 2006 and 2005

	2006	2005
Assets		
Cash and cash equivalents	$ 99,453	60,594
Clearing deposit	15,000	15,000
Customer balances due	449	20
Commissions receivable	101,754	31,944
Office furnishings and equipment, net of accumulated depreciation of $11,200 and $7,674, respectively	12,435	15,961
	$ 229,091	123,519
Liabilities and Member's Equity		
Liabilities:		
Accounts and commissions payable	$ 154,529	18,167
Clearing firm balances owed	449	20
Payroll taxes payable	4,927	3,380
Total liabilities	159,905	21,567
Commitments		
Member's equity	69,186	101,952
	$ 229,091	123,519

See accompanying notes to financial statements.

WELLSTONE SECURITIES, LLC
(A Wholly Owned Subsidiary of the African American Church Growth Foundation, Inc.)

Statements of Operations and Member's Equity

For the Years Ended December 31, 2006 and 2005

	2006	2005
Operating income:		
Commissions	$ 2,222,622	1,377,431
Investment advisory fees	84,717	124,168
Fees under service agreement	68,155	160,657
Other fees and income	52,775	32,806
Total operating income	2,428,269	1,695,062
Operating expenses:		
Commissions	2,038,616	1,317,208
Employee compensation and benefits	270,026	266,800
Clearing costs	2,923	24,154
Occupancy	20,925	21,732
Other operating	125,019	101,410
Depreciation	3,526	3,526
Total operating expenses	2,461,035	1,734,830
Net loss	(32,766)	(39,768)
Beginning member's equity	101,952	141,720
Ending member's equity	$ 69,186	101,952

See accompanying notes to financial statements.

WELLSTONE SECURITIES, LLC
(A Wholly Owned Subsidiary of the African American Church Growth Foundation, Inc.)

Statements of Cash Flows

For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net loss	$ (32,766)	(39,768)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	3,526	3,526
Change in accrued commissions receivable	(69,810)	3,310
Change in prepaid expenses	-	3,580
Change in accounts and commissions payable	136,362	(20,381)
Change in payroll taxes payable	1,547	2,907
Net cash provided by (used in) operating activities and net change in cash	38,859	(46,826)
Cash and cash equivalents at beginning of period	60,594	107,420
Cash and cash equivalents at end of period	$ 99,453	60,594

See accompanying notes to financial statements.

WELLSTONE SECURITIES, LLC
(A Wholly Owned Subsidiary of the African American Church Growth Foundation, Inc.)

Notes to Financial Statements

(1) Description of Business and Summary of Significant Accounting Policies

Business

Wellstone Securities, LLC (the "Company") is a Georgia limited liability company formed April 2, 2002. The Company's operations commenced in November 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission under Section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers ("NASD") and is licensed to sell securities and investment services in 40 states. The Company is registered to sell equity and debt securities, retail mutual funds, municipal securities, variable life insurance, variable annuities, real estate syndications, tax shelters, and limited partnerships. The Company maintains a custody-clearing relationship with Sterne Agee & Leach, Inc.

The Company also offers investment advisory services and securities private placement services. Substantially all of the Company's revenues from the sale of such products and services are by independent registered representatives under non-exclusive contracts. The Company was formed by Cornerstone Ministries Investments, Inc. ("CMI") and was gifted to the African American Church Growth Foundation, Inc. (the "Parent") in October 2002. The Parent is a Georgia not-for-profit organization.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the broker-dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Revenue Recognition

Commissions represent transactions processed and net fees charged to customers per transaction for buy and sell transactions processed. The Company reports commissions from customer transactions on a trade date basis, with related commission expenses and associated costs reported on a trade date basis. Fees earned from providing investment advisory and private placement services are recorded as the services are completed.

Cash and Cash Equivalents

Cash and cash equivalents include certain investments in highly liquid debt instruments with original maturities of three months or less.

Office Furnishings and Equipment

Office furnishings and equipment are carried at cost, net of accumulated depreciation. Depreciation of office furnishings and equipment is provided using the straight-line method for financial reporting purposes at rates based on the estimated useful lives of the assets (five to ten years).

Expenditures for major renewals and betterments that extend the useful lives of office furnishings and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Income Taxes

The Parent is a not-for-profit organization that qualifies for its tax-exempt status under Internal Revenue Code §501(c)(3). The Company is treated as a partnership for income tax purposes. Consequently, income taxes are not payable by, or provided for, the Company. Any liability for income taxes is that of the Parent.

Reclassifications

Certain amounts in the 2005 financial statements have been reclassified to conform to the 2006 presentation.

(2) Concentrations of Risk and Economic Dependence

CMI is an unrelated third party that provides two sources of revenue to the Company. The Company has a Sales Agency agreement dated November 30, 2004 with CMI to manage the distribution and sales of CMI's Series F Certificates of Indebtedness and its common stock. The Company receives a 4% commission on its sales of these securities. In addition, the Company has a Servicing Agent Agreement with CMI whereby the Company earns an additional 1% commission for management and distribution services related to this securities offering. Effective September 8, 2006, the Company and CMI entered into a new Servicing Agent Agreement for CMI's Series G Bonds and common stock whereby the Company earns a 1% commission for management and distribution for this additional securities offering.

Revenues earned from CMI for the years ended December 31, 2006 and 2005 are as follows:

		2006	2005
Sales commissions	$	262,348	482,056
Servicing agent commissions		68,155	169,657
Total	$	330,503	651,713
Percentage of total revenues		13.6%	38.8%

The Company also has entered into a Selected Dealer Agreement with Wellstone Retirement Communities I, LLC, a Real Estate Investment Trust ("REIT") formed by CMI. During 2006, the Company earned $230,985, or 9.5% of total revenues from this REIT.

(3) Commitments

The Company has leased its office space located in Cumming, Georgia on a month-to-month basis after its initial one-year lease term expired on July 31, 2003. Included in occupancy expense is $2,400 and $14,400 of expense related to this lease for 2006 and 2005, respectively. Effective March 1, 2006, the Company entered into a new operating lease with a minimum two-year term with an optional renewal for two additional years. Rental expense of $12,500 related to the new lease is included in occupancy expenses for 2006. Future minimum lease payments for 2007 total $2,500.

(4) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital, as defined, of $56,002, which was $45,342 in excess of its required net capital of $10,660. The Company's ratio of aggregate indebtedness to net capital was 2.86 to 1.

SUPPLEMENTAL

SCHEDULE

WELLSTONE SECURITIES, LLC
(A Wholly Owned Subsidiary of the African American Church Growth Foundation, Inc.)

Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Computation of Net Capital:

Member's equity	$ 69,186
Less deductions:	
Non-allowable assets:	
Customer debit balances	(449)
Office furnishings and equipment, net	(12,435)
Haircut on securities position	(300)
Net capital	56,002
Minimum net capital required to be maintained (greater of $5,000 or 6 2/3% of aggregate indebtedness)	10,660
Net capital in excess of requirement	$ 45,342

Computation of aggregate indebtedness:

Aggregate indebtedness	$ 159,905
Ratio of aggregate indebtedness to net capital	2.86 to 1

Reconciliation with Company's computation (included in Part II of its FOCUS report as of December 31, 2006):

Net capital as reported in Part II (unaudited) FOCUS report	$ 82,733
Audit adjustments, net	(26,731)
Net capital, per above	$ 56,002



Porter Keadle Moore, LLP

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Member
Wellstone Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Wellstone Securities, LLC (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A *material weakness* is a significant deficiency, or a combination of significant deficiencies, that results in a more than remote likelihood that a material misstatement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PORTER KEADLE MOORE, LLP

Atlanta, Georgia
February 20, 2007

END